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                             March 21, 2023

       Zhengjun Tao
       Chief Executive Officer
       Haoxin Holdings Limited
       Room 329-1, 329-2, No.1 Xingye Yi Road
       Ningbo Free Trade Zone
       Ningbo, Zhejiang Province 315807
       People's Republic of China

                                                        Re: Haoxin Holdings
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 7, 2023
                                                            File No. 333-269681

       Dear Zhengjun Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed March 7,
2023

       Exhibits

   1. We note your response to prior comment 8 and reissue it in part. Please have counsel revise the opinion
filed as Exhibit 5.1 to include the number of shares being offered and upon which counsel is
opining.
   2. We note that you have filed a form of underwriting agreement as Exhibit 1.1 to your registration statement
and that Exhibit 1.1 makes references to, but does not include as Exhibit A, the form
of lock-up agreement. Please refile Exhibit 1.1 to include the form
 Zhengjun Tao
Haoxin Holdings Limited
March 21, 2023
Page 2
      of lock-up agreement as an exhibit thereto.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameZhengjun Tao
                                                           Division of
Corporation Finance
Comapany NameHaoxin Holdings Limited
                                                           Office of Energy &
Transportation
March 21, 2023 Page 2
cc:       William S. Rosenstadt
FirstName LastName